FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

MATERIAL CHANGE REPORT

Form 51-102F3

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 – 750 West Pender Street

Vancouver, BC V6C 2T8

Date Of Material Change

April 19, 2004

Press Release

April 19, 2004 - Vancouver, British Columbia

Summary Of Material Change

Forbes Medi-Tech Inc. (the “Company”) announced its additional European Phase II Trial Data for FM-VP4.

Full Description Of Material Change

See attached press release.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

Mr. Charles Butt, President & Chief Executive Officer.

Telephone (604) 689-5899.

Date Of Report

April 19, 2004

FORBES MEDI-TECH INC.

Per:

(signed) “Charles Butt”

President & Chief Executive Officer

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:                                                                                                        April 19, 2004

Forbes Medi-Tech Announces Additional European Phase II Trial Data for FM-VP4

~Results Demonstrate Dose Response and Continued LDL Lowering Through Trial Duration~

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced, further to the Company’s

April 5th news release and conference call, details from the additional data recently received from the European Phase II clinical trial of its cholesterol-lowering compound, FM-VP4. During the study and as previously indicated, FM-VP4 demonstrated a dose-response that was statistically significant, as shown in Table 1. The data suggests that 400 mg/day may be the optimal dose, although further studies are required to confirm a plateau.

Table :  Dose-Response of FM-VP4, Preliminary Phase II Clinical Trial Results

Dose, mg/day	Normalized Response*	p-value
800	93%	< 0.011
400	100%	< 0.007
200	76%	< 0.043
100	26%	< 0.47
*Average response for each dose as a percentage of the response at 400 mg. (400mg = 100%)

Additionally, the time-response to FM-VP4 indicated that LDL cholesterol levels may continue to decrease when given to patients for longer than 4 weeks, the duration of the completed trial, and that optimal efficacy may not have been achieved, as illustrated in Table 2.

Table :  Time-Response of FM-VP4, Preliminary Phase II Clinical Trial Results

Time	Normalized Response*
Week 4	100%
Week 3	85%
Week 2	81%
Week 1	52%
*Average response for doses 200 to 800mg/day as a percentage of the total response at 4 weeks.

An evaluation of preclinical animal data in comparison to these Phase II results has also indicated the need to examine the effects of timing of FM-VP4 with respect to food intake on the drug’s efficacy.

“This additional data further supports our decision to move forward as planned with our US Phase II trial,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “These results provide guidance towards designing our US Phase II trial parameters in parallel with filing an IND.”

In addition to identifying trial duration and food-effects as areas for optimization, it has been noted that a patient population with lower triglyceride levels may be more appropriate for measuring the full potential efficacy of a cholesterol absorption inhibitor, a consideration that will be incorporated into the future clinical plan of FM-VP4. Note that all data presented in this news release is preliminary data and subject to change. The complete European Phase II trial report is anticipated in June 2004.

About FM-VP4

FM-VP4, an amphipathic (water and lipid-soluble) analogue of phytostanols is a cholesterol absorption inhibitor, a new class in cholesterol-lowering drugs. FM-VP4 has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The cardiovascular market represents a significant opportunity as sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion by 2007. (Datamonitor, March 2001)

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains certain forward-looking statements respecting the efficacy and future development of FM-VP4 and the Company’s plans to undertake a future U.S. Phase II trial, which statements can be identified by the use of forward-looking terminology, such as the words “may be”, “need to”, “move forward”, “as planned”, “will be”, “future,” “preliminary,” “anticipated” or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the fact that data from the European trial received to date and management’s interpretation of and conclusions based on such data may change once the complete report from the trial has been received, which may be earlier or later than June, 2004; uncertainty as to whether FM-VP4 will be further developed and marketed successfully as a drug or at all; uncertainty as to the timing, design, duration, size and outcome of additional clinical trials, if any, or whether the next trial, if held, will be a U.S. Phase II trial or will be another type of trial or carried out in another venue, or both;  the fact that results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials and that the results from any future trial may not achieve results as expected or anticipated; the need for regulatory approvals prior to undertaking additional trials and prior to marketing a final product, and in particular, the need for approval from the U.S. Food and Drug Administration (FDA) prior to undertaking any U.S. trial and prior to marketing any final product in the U.S., which approvals may not be obtained on acceptable terms or at all; the fact that the Company will be required to undertake additional toxicology studies on FM-VP4 before it will be able to proceed to larger clinical trials and there can be no assurance regarding the timing or outcome of such studies and whether the results of such studies will enable the Company to proceed with the larger trials as a result; the risk of technical obsolescence; product liability risks; insurance risks; manufacturing risks and the need to manufacture to regulatory standards; the effect of competition; the risk of adverse side effects; intellectual property risks; the need for additional capital, the availability of which is not assured; the possibility that other products in research and development may prove to be more promising candidates for commercialization than FM-VP4 and the Company may reallocate its resources and priorities accordingly; the fact that the Company depends, in large part, upon its ability to attract and retain highly qualified scientific and management personnel, and the loss of key personnel could have a negative effect on the Company’s business; uncertainty as to future market size and market acceptance of the Company’s products; and partnership/strategic alliance risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. The Company assumes no obligation to update the information contained in this News Release.